Ex.21.1

Subsidiaries of Evergy, Inc. (1)

Name of Company	State of Incorporation

Kansas City Power & Light Company	Missouri

KCP&L Greater Missouri Operations Company	Delaware

(1)  Certain subsidiaries of Evergy, Inc. have been omitted pursuant to Item 601(b)(21)(ii) of Regulation S-K.